Exhibit 99.1

Yiren Digital Selects Marcum Asia CPAs LLP as its Independent Registered Public Accounting Firm

BEIJING, June 1, 2026 /PRNewswire/ — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today announced that, effective as of June 1, 2026, the Company engaged Marcum Asia CPAs LLP (“Marcum Asia”), as the Company’s independent registered public accounting firm, to replace Wei, Wei & Co., LLP. The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of the Company.

Marcum Asia is engaged to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2026.

Wei, Wei & Co., LLP has served as the Company’s independent registered public accounting firm since 2022, and the reports of Wei, Wei & Co., LLP on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the whole service period, there have been no disagreements between the Company and Wei, Wei & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Wei, Wei & Co., LLP would have caused them to make reference to the disagreements in their audit reports.

The Company provided Wei, Wei & Co., LLP with a copy of the disclosures hereunder and requested from Wei, Wei & Co., LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Wei, Wei & Co., LLP’s letter dated June 1, 2026 will be disclosed on the Form 6-K furnished to the SEC.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. With the successful filing of the in-house developed Large Language Model Zhiyu, the substantial upgrade of its Magicube Agent platform, Yiren Digital is establishing a new growth engine to position itself as an AI-powered next-generation fintech leader. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Potential risks and uncertainties include, but are not limited to, unexpected changes in regulatory policies or enforcement practices, macroeconomic conditions, borrower credit behavior, funding partner participation, competitive dynamics, the Company’s ability to achieve its anticipated financial results or previously issued guidance, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

For further information:

Media Inquiry

Email: pr@creditease.cn

Investor Relations

Email: ir@yiren.com

Piacente Financial Communications

Email: yrd@thepiacentegroup.com

SOURCE Yiren Digital